SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549
______________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of February 2025

Commission File Number: 001-36349

MediWound Ltd.
(Translation of registrant’s name into English)

42 Hayarkon Street
Yavne, 8122745 Israel
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   __

EXPLANATORY NOTE

On February 12, 2025, MediWound Ltd. (the “Company”) issued a press release entitled “MediWound Initiates the VALUE Global Phase III Pivotal Trial of EscharEx® for Treatment of Venous Leg Ulcers”. A copy of this press release is attached to this Report of Foreign Private Issuer on Form 6-K (this “Form 6-K”) as Exhibit 99.1.

The content of this report on Form 6-K (including the information contained in Exhibit 99.1, but excluding quotes of senior management of the Company), is hereby incorporated by reference into the Company’s Registration Statements on Form S-8 filed with the SEC on April 28, 2014, March 24, 2016, March 19, 2018, March 25, 2019, February 25, 2020, May 15, 2021 August 9, 2022 and August 15, 2023 (Registration Nos. No. 333-195517, 333-210375, 333-223767, 333-230487, 333-236635, 333-255784, 333-266697 and 333-273997, respectively) and on Form F-3 filed with the SEC on May 25, 2022, March 31, 2023 and August 29, 2024 (Registration Nos. 333-265203, 333-268297 and 333-281843, respectively).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 12, 2025	MEDIWOUND LTD. By: /s/ Hani Luxenburg Name: Hani Luxenburg Title: Chief Financial Officer

EXHIBIT INDEX

The following exhibit is filed as part of this Form 6-K:

Exhibit	Description

99.1	Press release dated February 12, 2025 entitled “MediWound Initiates the VALUE Global Phase III Pivotal Trial of EscharEx® for Treatment of Venous Leg Ulcers”.